February 15, 2002

ARTHUR ANDERSEN LLP
Office of the Chief Accountant
Securities and Exchange Commission	Suite 1300
450 Fifth Street, N.W.	711 Louisiana Street
Washington, D.C. 20549	Houston, TX 77002-2786

Dear Sir/Madam:

We have read paragraph (a) of Item 4 included in the Form 8-K dated February 8, 2002 of American Spectrum Realty, Inc. (the Company) to be filed with the Securities and Exchange Commission and are in agreement with the statements contained therein, with the exception of the reference to the approval by the Company’s audit committee of the Board of Directors of the decision to consider changing independent auditors, of which we have no knowledge.

Very truly yours,

/s/ Arthur Andersen LLP

cc:           Mr. Timothy R. Brown, Chairman of the Audit Committee, American Spectrum Realty, Inc.

                Mr. William J. Carden, President, American Spectrum Realty, Inc.